OPENGRANTS

Hello there,

Thank you for being a part of the OpenGrants community. Your participation in our ecosystem means the world to our team, and we look forward to growing with you.

When we started OpenGrants we focused on creating something which would allow us to bring opportunities to our community. In service of that, OpenGrants is raising community capital via WeFunder!

We hope you will consider joining us on this journey. Click the link above to check it out and respond with any questions you may have!

All the best,
Sedale Turbovsky

Co-Founder/CEO, OpenGrants

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

OpenGrants, 705 Gold Lake Dr Ste 250, Folsom, California 95630, United States, (707) 247-8725



Sedale Turbovsky (He/Him)
CFO. Strategic Funding Specialist. Professional Human Being. Investor. VC Sc...
now •

Hey Friends! When I started OpenGrants we focused on creating something which would allow us to bring opportunities to our community.

In service of that, OpenGrants is raising community capital via WeFunder! I hope you will consider investing and joining us on this journey. Check it out here:
https://lnkd.in/giJ3S58y

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in OpenGrants: A grant search engine and marketplace of independent grant consultants | Wefunder

wefunder.com • 1 min read

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Sedale Turbovsky
6h · 👥

OpenGrants is raising community capital via WeFunder! What does this mean? We are inviting members of our ecosystem to invest in our mission and take part in the upside of our business as we scale.

We hope you will consider joining us on this journey. You do NOT need to be an accredited investor to participate and can join us with as little as $100. Click below to check it out and please respond with any questions you may have!

https://wefunder.com/opengrantsio/

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM

Invest in OpenGrants: A grant search engine and marketplace of independent grant consultants | Wefunder

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Hello {{ contact.firstname }},

Thank you for signing up to invest in OpenGrants! I am excited to announce that we now have equitable investing for all available, no accreditation required.

When we started OpenGrants we focused on creating something which would allow us to bring opportunities to everyone in our community. In service of that, OpenGrants is raising community capital via WeFunder!

I hope you will consider joining us on this journey. Click the link above to check it out and respond with any questions you may have!

All the best,

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

OPENGRANTS

Hi there,

OpenGrants is raising community capital via WeFunder! What does this mean? We are inviting members of our ecosystem to invest in our mission and take part in the upside of our business as we scale.

We hope you will consider joining us on this journey. **You do NOT need to be an accredited investor to participate and can join us with as little as $100.** Click below to check it out and please respond with any questions you may have!



As always, thank you for being a part of the OpenGrants mission to democratize grant funding. Your participation means the world to our team and we look forward to growing with your support.

All the best,
Sedale Turbovsky

Co-Founder/CEO, OpenGrants

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

OpenGrants, 705 Gold Lake Dr Ste 250, Folsom, California 95630, United States, (707) 247-8725

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